UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AlerisLife Inc.

(Name of Subject Company)

AlerisLife Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33832D205

(CUSIP Number of Common Stock)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7663

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by AlerisLife Inc., a Maryland corporation (“ALR” or the “Company”) on February 17, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by ABP Acquisition 2 LLC (“Purchaser”), a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), which is a wholly owned subsidiary of ABP Trust, whose sole trustee and controlling shareholder is Adam D. Portnoy, one of the Company’s managing directors and the chair of its Board of Directors (the “Board”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price per Share equal to $1.31, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, ABP and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by ABP and Purchaser with the SEC on February 17, 2023, as amended or supplemented from time to time.

The following supplemental disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on March 17, 2023, unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The following paragraph is added before the final paragraph under the heading “Background of the Offer and the Merger—Background of the Offer” section on page 19:

On February 6, 2023, a representative of Party B contacted the Special Committee’s outside counsel to relay Party B’s belief that the Special Committee’s process was flawed and that Party B was preparing to take action to prevent the Merger. The representative of Party B and the Special Committee’s outside counsel spoke multiple times between February 6, 2023 and February 8, 2023, but Party B did not modify the Party B Proposal or provide any further information to the Company or its representatives about Party B or in support of the Party B Proposal.

The following paragraphs are added before the final paragraph under the heading “Background of the Offer and the Merger—Background of the Offer” section on page 19:

In the evening of March 2, 2023, Party B delivered a new, unsolicited written proposal to acquire the Company (the “New Party B Proposal”) to the Company’s Chief Executive Officer. Party B proposed to purchase all of the Shares at $2.00 per Share in cash, which was below the price proposed in the initial Party B Proposal, stating that it intended to finance the acquisition through a combination of debt and equity and promising to provide proof of funding. The New Party B Proposal also included a letter from a potential lending source, which was a different lender from the Party B Lender (“New Party B Lender”), and which letter stated that New Party B Lender may be willing to provide financing “subject to satisfaction of our credit and other requirements.” Such requirements included that any financing would be secured by a first lien mortgage on the Company’s owned properties, 14 of which currently secure the Company’s loan from MidCap, and that New Party B Lender would need “roughly seventy-five (75) days to close the financing following receipt of an executed engagement letter and receipt of due diligence materials.” The New Party B Proposal and the accompanying lender letter were promptly provided to the Special Committee, as well as ABP in accordance with the terms of the Merger Agreement.

On March 5, 2023, at the direction of a Co-Chair of the Special Committee, representatives of Ropes & Gray held a telephone conference with the principals of Party B and one of its representatives to clarify the terms and conditions of the New Party B Proposal, as permitted under the terms of the Merger Agreement. Party B confirmed that it did not have binding debt or equity commitments to finance the purchase price and it had not entered into a term sheet with New Party B Lender. Party B also confirmed that it would not enter into a merger agreement at this time without a financing condition. Party B additionally confirmed that it had not received consent from DHC to increase or waive certain ownership limitations under the Company’s charter that would be required to complete an acquisition. Party B also indicated that it intended to use cash and cash equivalents on the Company’s balance sheet at closing to pay the resulting transaction-related costs, including, but not limited to, paying off the Company’s existing Credit Agreement.

On March 6, 2023, the Special Committee convened a meeting by videoconference with representatives of Ropes & Gray, Saul Ewing and Citi in attendance. A representative of Ropes & Gray reviewed the terms of the New Party B Proposal and the accompanying letter from New Party B Lender and summarized for the Special Committee the telephone conference with Party B and its representative on March 5, 2023. A representative of Saul Ewing next provided an overview of the duties of directors under Maryland law in connection with a sale of the Company. Citi then discussed with the Special Committee the New Party B Proposal and the impact of the absence of committed financing. The Special Committee’s advisors responded to questions from members of the Special Committee and the members of the Special Committee discussed their perspectives on the New Party B Proposal. The Special Committee determined that the New Party B Proposal was not credible and was not reasonably likely to be consummated on the terms proposed, taking into account Party B’s identity and conditions to the consummation of the New Party B Proposal. The Special Committee noted, among other reasons for their conclusion, that (i) Party B did not have any committed financing to complete a transaction and the proposed financing was conditioned on obtaining first lien mortgages on Company properties, including 14 properties that were already securing the Company’s loan from MidCap; (ii) Party B had not obtained a consent from DHC required to close an acquisition; (iii) the principals of Party B do not have experience acquiring a public company; and (iv) New Party B Lender would require approximately 75 days after signing an engagement letter to determine if it will finance an acquisition of the Company. In addition, Party B did not demonstrate it would have enough cash to pay transaction-related costs, including, but not limited to, sufficient funds to pay certain contractual termination fees that are approximately $15.8 million or to pay off the Company’s existing line of credit, which is secured by the same properties that Party B intends to use as collateral for its loan. As of February 28, 2023, the Company had $38.8 million of cash available for operations and $72.3 million of total debt outstanding, including $66.1 million outstanding under its existing credit facility. Through a wholly owned subsidiary, the Company also maintains a Cayman Islands registered captive insurance business of which the financial results are included in the Company’s consolidated financial statements; as of December 31, 2022, this insurance business had approximately $56.5 million of total assets, including, but not limited to, restricted cash and investments, and $44.5 million of total liabilities, primarily associated with outstanding loss reserves. As a result, unaddressed transaction-related costs in the New Party B Proposal are significantly in excess of available cash at the Company. Following discussion, the Special Committee concluded that the New Party B Proposal does not constitute and could not reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement).

Following the Special Committee meeting, Mr. Portnoy and Ms. Clark joined the meeting. The Special Committee advised Mr. Portnoy and Ms. Clark of its conclusion regarding the New Party B Proposal and their reasons for such conclusion. Representatives of Ropes & Gray and Saul Ewing then provided the Board with presentations similar to what they gave the Special Committee. Following discussion, the Board (other than Mr. Portnoy, who abstained from voting), based on the recommendation of the Special Committee and the factors discussed at the meeting, determined that the New Party B Proposal does not constitute and could not reasonably be expected to lead to a Superior Offer.

On March 8, 2023, the Board sent a response to Party B stating that pursuant to the terms of the Merger Agreement, because it has been determined that the New Party B Proposal does not constitute and could not reasonably be expected to lead to a Superior Offer, the Company, its subsidiaries and their respective officers, directors, employees and other representatives may not engage in or otherwise participate in further discussions or negotiations with Party B or its representatives at this time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2023	ALERISLIFE INC.

By: /s/ Jeffrey C. Leer
Name: Jeffrey C. Leer
Title: President and Chief Executive Officer